                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


              FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X)      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended DECEMBER 31, 2001.

                                       OR

(  )     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from ___________ to ___________.


                         Commission File Number 1-5492-1


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Nashua Corporation Employees' Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    Nashua Corporation
                                    11 Trafalgar Square
                                    Second Floor
                                    Nashua, New Hampshire 03063

                   Nashua Corporation Employees' Savings Plan

                              Financial Statements
                            and Supplemental Schedule


                     Years ended December 31, 2001 and 2000



                                TABLE OF CONTENTS

Report of Independent Auditors..........................................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits.........................  2
Statements of Changes in Net Assets Available for Benefits..............  3
Notes to Financial Statements...........................................  4


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year).........  10

                         Report of Independent Auditors


The Plan Administrator and Participants
Nashua Corporation Employees' Savings Plan

We have audited the accompanying statements of net assets available for benefits of Nashua Corporation Employees' Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                  /s/ Ernst & Young LLP


Manchester, New Hampshire
May 26, 2002

                   Nashua Corporation Employees' Savings Plan

                 Statements of Net Assets Available for Benefits



                                                          DECEMBER 31
                                                 -----------------------------
                                                    2001              2000
                                                 -----------       -----------
ASSETS
Investments                                      $78,592,818       $71,004,199

Receivables:
   Participant's contributions                        70,481            56,474
   Employer's contribution                           192,372            35,368
                                                 -----------       -----------
Total receivables                                    262,853            91,842
                                                 -----------       -----------
Net assets available for benefits                $78,855,671       $71,096,041
                                                 ===========       ===========



See accompanying notes.

                   Nashua Corporation Employees' Savings Plan

           Statements of Changes in Net Assets Available for Benefits



                                                       YEAR ENDED DECEMBER 31
                                                   ----------------------------
                                                       2001             2000
                                                   -----------     ------------
ADDITIONS
   Interest and dividends                          $ 2,286,018     $  4,811,298
   Transfer from Rittenhouse Employees' Profit
     Sharing Plan and Trust (Note 1)                16,923,936               --
                                                   -----------     ------------
                                                    19,209,954        4,811,298

Contributions:
   Participant                                       3,150,271        2,472,552
   Employer and profit sharing                       1,203,272          803,542
   Rollovers                                           214,499           93,365
                                                   -----------      -----------
                                                     4,568,042        3,369,459
                                                   -----------      -----------
Total additions                                     23,777,996        8,180,757

DEDUCTIONS
   Benefits paid directly to participants            7,508,354        8,636,009
   Net depreciation in fair value of investments     8,494,716        8,170,338
   Administrative expenses                              15,296           22,696
                                                   -----------      -----------
Total deductions                                    16,018,366       16,829,043
                                                   -----------      -----------
Net increase (decrease)                              7,759,630       (8,648,286)

Net assets available for benefits
   at beginning of year                             71,096,041       79,744,327
                                                   -----------      -----------
Net assets available for benefits
   at end of year                                  $78,855,671      $71,096,041
                                                   ===========      ===========



See accompanying notes.

                   Nashua Corporation Employees' Savings Plan

                          Notes to Financial Statements

                                December 31, 2001


1. DESCRIPTION OF PLAN

The following description of the Nashua Corporation Employees' Savings Plan (the
Plan) provides only general information. Participants should refer to the Summary Plan Description and Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering eligible employees, as defined, of Nashua Corporation (the Company) who have at least two months of credited service (no service requirement effective January 1, 2001). The Plan was amended and restated effective January 1, 2001, to adopt various regulatory changes, as required by law. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

PLAN MERGER

The Company acquired all outstanding shares of stock of Rittenhouse Paper Company (Rittenhouse) on April 17, 2000. On August 29, 2000, the Company's Board of Directors voted to merge the Rittenhouse Employees' Profit Sharing Plan and Trust into the Plan, and provide for immediate participation of participants, effective January 1, 2001. As a result, assets totaling $16,923,936 were transferred into the Plan in January 2001.

CONTRIBUTIONS

Each year, participants may contribute from 1% up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50% for the first 6% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company's board of directors.

The Plan also provides that eligible employees of Rittenhouse may receive a profit sharing contribution, such amount, if any, determined by the Manager of Rittenhouse. For the year ending December 31, 2001, profit sharing contributions were $139,761.

                   Nashua Corporation Employees' Savings Plan

Upon enrollment, participants can direct their contributions and the Company's matching contributions into any of the Plan's fund options. Participants may change their investment options daily.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are immediately vested in all contributions, plus actual earnings thereon.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate commensurate with local prevailing rates, as determined quarterly by the plan administrator. Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, or elect to receive other optional forms of payment as described in the Plan document.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                   Nashua Corporation Employees' Savings Plan

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The Plan's guaranteed investment contract fund is valued at contract value, which approximates fair value. Contract value represents contributions made under the contracts, plus interest earned at 3.63%, less funds used to pay withdrawals and expenses. The participant loans are valued at their outstanding balances, which approximate fair value.

Investments in the Company stock fund are measured in units of participation and includes shares of Company stock, short-term investments and at times, receivables and payables arising from unsettled stock trades. The trustee determines a daily net asset value (NAV) for each unit outstanding based upon quoted market prices. The fair value of participation units owned by the Plan in the common/collective trust is based upon quoted redemption values on the last business day of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

EXPENSES

Substantially all expenses of the Plan are paid by the Company. Certain expenses related to participant loans are paid by the Plan via a reduction of participant accounts.

                   Nashua Corporation Employees' Savings Plan

3. INVESTMENTS

During 2001 and 2000, the Plan's investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                      NET APPRECIATION
                                                   (DEPRECIATION) IN FAIR
                                                    VALUE OF INVESTMENTS
                                                 ---------------------------
                                                    2001            2000
                                                 -----------     -----------

Nashua Corporation Common Stock Fund             $   403,167     $  (688,027)
Shares of mutual funds                            (8,897,883)     (7,482,311)
                                                 -----------     -----------
                                                 $(8,494,716)    $(8,170,338)
                                                 ===========     ===========

Investments that represent 5% or more of the fair value of the Plan's net assets available for benefits are as follows:

                                                         DECEMBER 31
                                                ---------------------------
                                                  2001             2000
                                                -----------     -----------

     Fidelity Magellan Fund                     $17,734,339     $20,033,643
     Fidelity Managed Income Portfolio           16,417,638              --
     Fidelity Growth Company Fund                 9,759,282      13,679,850
     Fidelity Freedom 2010 Fund                   7,981,759              --
     Spartan U.S. Equity Index Fund               5,657,986              --
     Fidelity Equity-Income Fund                  4,087,763       4,351,680
     Fidelity Puritan Fund                               --       5,639,051
     Fidelity Contrafund                                 --       3,756,870
     Fidelity U.S. Government Reserve
       Money Market Fund                                 --      12,341,397

                   Nashua Corporation Employees' Savings Plan

4. GUARANTEED INVESTMENT CONTRACT FUND

The Plan's investment in the Guaranteed Investment Contract Fund consists of the following:

                                                       DECEMBER 31
                                             -------------------------------
                                                 2001               2000
                                             ------------        -----------
       Fidelity U.S. Government Reserve
         Money Market Fund                   $         --        $12,341,397
       Monumental Life
         3.63%, due 4/30/01                            --            656,088
       Monumental Life
         5.21%, due 4/30/01                            --            510,531
                                             ------------        -----------
                                             $         --        $13,508,016
                                             ============        ===========

The average yields of the Guaranteed Investment Contract Fund for the year ended December 31, 2000 was approximately 5.6%.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 15, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. PARTY-IN-INTEREST TRANSACTIONS

Certain of the Plan's assets are invested in mutual funds for which FMR Corp. provides investment advisory services. FMR Corp. is an affiliate of both Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc., the Plan's trustee and recordkeeper, respectively. Accordingly, these transactions qualify as party-in-interest.

                              Supplemental Schedule

                   Nashua Corporation Employees' Savings Plan

                        EIN: 02-0170100 Plan Number: 010

                    Schedule H, Line 4i - Schedule of Assets
                              (Held at End of Year)

                                December 31, 2001


    IDENTITY OF ISSUE, BORROWER,                      DESCRIPTION OF                                CURRENT
      LESSOR OR SIMILAR PARTY                           INVESTMENT                                   VALUE
-------------------------------------------------------------------------------------------------------------
*    Fidelity Management
     Trust Company:                    Magellan Fund, 170,163 shares                              $17,734,339
                                       Contrafund, 75,438 shares                                    3,226,472
                                       Equity-Income Fund, 83,817 shares                            4,087,763
                                       Growth Company Fund, 183,376 shares                          9,759,282
                                       Capital and Income Fund, 7,588 shares                           51,445
                                       Diversified International Fund, 92,252 shares                1,760,165
                                       Freedom Income Fund, 23,642 shares                             258,412
                                       Freedom 2000 Fund, 5,874 shares                                 67,670
                                       Freedom 2010 Fund, 632,971 shares                            7,981,759
                                       Freedom 2020 Fund, 39,977 shares                               502,912
                                       Freedom 2030 Fund, 17,452 shares                               219,199
                                       Freedom 2040 Fund, 18,540 shares                               137,013
                                       Fidelity Retirement Money Market Fund, 88 shares                    88
                                       Fidelity Managed Income Portfolio,
                                         16,417,638 shares                                         16,417,638
                                       Fidelity U.S. Bond Index Fund, 293,867 shares                3,173,761
                                       Spartan U.S. Equity Index Fund, l39,222 shares               5,657,986
                                       Spartan International Index Fund, 608 shares                    14,863
                                       UAM/RHJ Small Cap Fund, 65,002 shares                        1,078,390
                                       MSI Emerging Markets Fund, 4,487 shares                         48,196
                                       Strong Advisor Common Stock Fund,
                                         116,444 shares                                             2,303,268
                                                                                                  ------------
                                                                                                   74,480,621

Common Stock
*     Nashua Corporation               Nashua Corporation
                                        Common Stock, 216,764 shares                                1,261,566

Interest Bearing Cash                  Cash                                                            93,100

*     Participant Loans                7% to 11.5%                                                  2,757,531
                                                                                                  -----------
                                                                                                  $78,592,818
                                                                                                  ===========

*        Indicates a party-in-interest to the Plan.

NASHUA CORPORATION EMPLOYEES' SAVINGS PLAN. Pursuant to the requirements of the Securities Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                          NASHUA CORPORATION
                                          EMPLOYEES' SAVINGS PLAN



     Date:  June 20, 2002                 By  /s/ John L. Patenaude
           --------------                    -----------------------------------
                                                John L. Patenaude
                                                Nashua Corporation
                                                Vice President - Finance,
                                                  Chief Financial Officer